FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of
March, 2011

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY

Date:
1 April, 2011

EXHIBIT INDEX
  -------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 1 April, 2011

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1: Stock Exchange Announcement dated 4 March 2011 entitled 'Annual Financial Report'
Exhibit 2: Stock Exchange Announcement dated 16 March 2011 entitled 'Director/PDMR Shareholding'
Exhibit 3: Stock Exchange Announcement dated 18 March 2011 entitled 'Director/PDMR Shareholding'
Exhibit 4: Stock Exchange Announcement dated 21 March 2011 entitled 'Director/PDMR Shareholding'
Exhibit 5: Stock Exchange Announcement dated 22 March 2011 entitled 'Director/PDMR Shareholding'
Exhibit 6: Stock Exchange Announcement dated 24 March 2011 entitled 'Director/PDMR Shareholding'
Exhibit 7: Stock Exchange Announcement dated 28 March 2011 entitled 'Unilever issues its first-ever Renminbi Bond'
Exhibit 8: Stock Exchange Announcement dated 28 March 2011 entitled 'Director/PDMR Shareholding'
Exhibit 9: Stock Exchange Announcement dated 31 March 2011 entitled 'Annual Information update'

Exhibit 1:

Unilever PLC ("Unilever")

2010 Annual Financial Report Announcement

4 March 2011

Unilever announces that as from today the following documents are available on its website
www.unilever.com/investorrelations:
Unilever Annual Report and Accounts 2010
Unilever Annual Report on Form 20-F 2010

A copy of each of the documents listed has been submitted to the National Storage Mechanism and will shortly be available for inspection at:
www.Hemscott.com/nsm.do

Attached to this announcement is the additional information for the purposes of compliance with the Disclosure and Transparency Rules including principal risk factors, details of related party issues and a responsibility statement.
The unaudited 2010 Full Year and Fourth Quarter Results for the year ended 31 December 2010, which were announced on 3 February 2011, were prepared in accordance with IAS 34.

ADDITIONAL INFORMATION

Principal Risk Factors

Risks and uncertainties could cause actual results to vary from those described in forward-looking statements made within this document, or could impact on our ability to meet our targets or be detrimental to our profitability or reputation. The risks that we regard as the most relevant to our business are identified below. We have also commented on certain mitigating actions that we believe help us manage such risks; however, we may not be successful in deploying some or all of these mitigating actions.

Description of Risk	What we are doing to manage the risk
Economic
• Decline in business during an economic downturn
• Avoiding customer and supplier default

Unilever's business is dependent on continuing consumer demand for our brands. Reduced consumer wealth driven by adverse economic conditions may result in our consumers becoming unwilling or unable to purchase our products, which could adversely affect our cash flow, turnover, profits and profit margins. In addition we have a large number of global brands, some of which have a significant carrying value as intangible assets: adverse economic conditions may reduce the value of those brands which could require us to impair their balance sheet value.

During economic downturns access to credit could be constrained. This could impact the viability of our suppliers and customers and could temporarily inhibit the flow of day-to-day cash transactions with suppliers and customers via the banks.

Adverse economic conditions may affect one or more countries within a region, or may extend globally. The impact on our overall portfolio will depend on the severity of the economic slowdown, the mix of countries affected and any government response to reduce the impact such as fiscal stimulus, changes to taxation and measures to minimise unemployment.

The breadth of Unilever's portfolio and our geographic reach help to mitigate local economic risks. We carefully monitor economic indicators and regularly model the impact of different economic scenarios. We monitor consumer behaviour through regular market research and adopt a flexible business model which allows us to adapt our portfolio and respond quickly to develop new offerings that suit consumers' and customers' changing needs during economic downturns. We regularly update our forecast of business results and cash flows and, where necessary, rebalance investment priorities. We undertake impairment testing reviews in accordance with the relevant accounting standards.

We regularly monitor and review the health of our customers and suppliers and implement credit limits and supply substitution arrangements. These reviews are undertaken more frequently during economic downturns.

Markets
• Managing the business across globally competitive markets
• Volatility of emerging markets
• Building strategic alliances and partnerships

Unilever operates globally in competitive markets where the activities of other multinational companies, local and regional companies and customers which have a significant private label business may adversely affect our market shares, cash flow, turnover, profits and/or profit margins.

In 2010, more than half of Unilever's turnover came from developing and emerging markets including Brazil, India, Indonesia, Turkey, South Africa, China, Mexico and Russia. These markets are typically more volatile than developed markets, so we are continually exposed to changing economic, political and social developments outside our control, any of which could adversely affect our business. Failure to understand and respond effectively to local market developments could put at risk our cash flow, turnover, profit and/or profit margins.

Our strategy focuses on investing in markets and segments which we identify as attractive, i.e. where we have or can build competitive advantage and where we can consistently grow sales and margins. Many years of exposure to D&E markets has given us the ability to be able to operate and develop our business successfully during periods of economic, political or social change.

We seek in-fill acquisitions to support our category and geographic ambitions and our New Business Board actively monitors opportunities to invest in potential future businesses, new technologies and different business models.

We identify strategic partnerships with specialists that enable us to leverage external expertise to more efficiently and cost-effectively develop and manage our business.

Brands and Innovation
• Design, development and roll-out of consumer/customer relevant products and services

Unilever's Mission is to help people feel good, look good and get more out of life with brands and services that are good for them and good for others. This is achieved by designing and delivering superior branded products/services at relevant price points to consumers across the globe. Failure to provide sufficient funding to develop new products, lack of technical capability in the research and development function, lack of prioritisation of projects and/or failure by operating management to successfully and quickly roll out the products may adversely impact our cash flow, turnover, profit and/or profit margins and may impact our reputation.

We have processes to monitor external market trends and collate consumer, customer and shopper insight in order to develop long-term category and brand strategies. Our established innovation management process uses comprehensive marketing tools and techniques to convert category strategies into a series of projects, building on internally developed know-how and expertise. It further identifies, prioritises and allocates resources and develops relevant brand communications. We have well-established procedures to plan and execute roll-out of products to our customers.

Customer
• Building long-term, mutually beneficial relationships with customers
• Customer consolidation and growth of discount sector

Maintaining successful relationships with our customers is key to ensuring our brands are successfully presented to our consumers and are available for purchase at all times. Any breakdown in the relationships with customers could reduce the availability to our consumers of existing products and new product launches and therefore impact our cash flow, turnover, profits and/or profit margins.

The retail industry continues to consolidate in many of our markets. Further consolidation and the continuing growth of discounters could increase the competitive retail environment by increasing customers' purchasing power, increasing the demand for competitive promotions and price discounts, increase cross-border sourcing to take advantage of pricing arbitrage and thus adversely impact our cash flow, turnover, profits and/or profit margins. Increased competition between retailers could place pressure on retailer margins and increase the counterparty risk to Unilever.

We build and maintain trading relationships across a broad spectrum of channels ranging from centrally managed, multinational customers, to 'discount' chains and to the 'traditional' trade via distributors in many developing countries. We develop joint business plans with all our key customers, including detailed investment plans and customer service objectives, and regularly monitor progress.

Financial/Treasury
• Funding the ongoing operation of the business
• Counterparty default in a financial institution
• Managing currency and interest rate differences and movements
• Efficiently meeting our pension fund and tax obligations

As a global organisation Unilever's asset values, earnings and cash flows are influenced by a wide variety of currencies, interest rates, tax jurisdictions and differing taxes. If we are unable to manage our exposures to any one, or a combination, of these factors, this could adversely impact our cash flow, profits and/or profit margins. A material and significant shortfall in net cash flow could undermine Unilever's credit rating, impair investor confidence and hinder our ability to raise funds, whether through access to credit markets, commercial paper programmes, long-term bond issuances or otherwise. In times of financial market volatility, we are also potentially exposed to counterparty risks with banks.

We are exposed to market interest rate fluctuations on our floating rate debt. Increases in benchmark interest rates could increase the interest cost of our floating rate debt and increase the cost of future borrowings. Our inability to manage the interest cost effectively could have an adverse impact on our cash flow, profits and/or profit margins.

Because of the breadth of our international operations we are subject to risks from changes to the relative value of currencies which can fluctuate widely and could have a significant impact on our assets, cash flow, turnover, profits and/or profit margins. Further, because Unilever consolidates its financial statements in euros it is subject to exchange risks associated with the translation of the underlying net assets of its foreign subsidiaries. We are also subject to the imposition of exchange controls by individual countries which could limit our ability to import materials paid by foreign currency or to remit dividends to the parent company.

Certain businesses have defined benefit pension plans, most now closed to new employees, which are exposed to movements in interest rates, fluctuating values of underlying investments and increased life expectancy. Changes in any or all of these inputs could potentially increase the cost to Unilever of funding the schemes and therefore have an adverse impact on profitability and cash flow.

In view of the current economic climate and deteriorating government deficit positions, tax legislation in the countries in which we operate may be subject to change, which may have an adverse impact on our profits.

A key target for the Group is to manage our financial affairs so as to maintain our A1/A+ credit rating, which gives us continued access to the global debt markets, even when the overall financial markets are under stress. We seek to manage our liquidity requirements by maintaining access to global debt markets through short-term and long-term debt programmes. In addition, we have committed credit facilities to underpin our commercial paper programme and for general corporate purposes. We regularly update our cash flow forecasts and assess the range of volatility due to pension asset values, interest rates and currencies. We concentrate cash in parent and finance companies to ensure maximum flexibility for meeting changing business needs. We finance our operating subsidiaries through a mixture of retained earnings, third-party borrowings and loans from parent and group companies. Group Treasury regularly monitors exposure to our third-party banks, tightening counterparty limits where appropriate. The Group actively manages its banking exposures on a daily basis.

In order to minimise interest costs and reduce volatility, our interest rate management approach aims to achieve an appropriate balance between fixed and floating rate interest exposures on forecast net debt levels for the next five years. We achieve this through a combination of issuing fixed rate long-term debt and by modifying the interest rate exposure of debt and cash positions through the use of interest rate swaps.

In order to manage currency exposures Unilever's operating companies are required to manage trading and financial foreign exchange exposures within prescribed limits and by the use of forward foreign exchange contracts. Regional groups monitor compliance with this requirement. Further, operating companies borrow in local currency except where inhibited by local regulations, lack of local liquidity or local market conditions. For those countries that, in the view of management, have a substantial retranslation risk we may decide to hedge such net investment through the use of foreign currency borrowing or forward exchange contracts.

Our pension investment standards require us to invest across a range of equities, bonds, property, hedge funds and cash such that the failure of any single investment will not have a material impact on the overall value of assets. The majority of assets, including those held in our 'pooled' investment vehicle, 'Univest', are managed by external fund managers and are regularly monitored by pension trustees and central pensions and investment teams.

On tax, we maintain high quality tax compliance procedures and documentation, execute prudent tax planning strategies and make proper provision for current and deferred taxation. Deferred tax assets are reviewed regularly for recoverability.

Further information on financial instruments and treasury risk management is included in note 15 on pages 98 to 104.

Consumer safety and environmental sustainability
• Maintaining high social and environmental standards
• Designing and producing products that are safe for consumers
• Building a sustainable business

Unilever has developed a strong corporate reputation over many years for its focus on social and environmental issues, including promoting sustainable renewable resources.

The Unilever brand logo is now displayed on all our products, and increasingly displayed in our advertising, increasing our external exposure. In 2010 we launched the Unilever Sustainable Living Plan that sets out our social and environmental ambitions for the coming decade.

The environmental measures that we regard as most significant are those relating to CO2 from energy that we use, the water we consume as part of our production processes and the amount of waste that we generate for disposal (see page 2). Failure to design products with a lower environmental footprint could damage our reputation and hence long-term cash flow, turnover, profits and/or profit margins.

Should we fail to meet high product safety, social, environmental and ethical standards across all our products and in all our operations and activities it could impact our reputation, leading to the rejection of products by consumers, damage to our brands including growth and profitability, and diversion of management time into rebuilding our reputation.

Our Code of Business Principles, Supplier Code and other operational and business policies are designed to ensure that we consistently maintain high social and environmental standards, and we have established processes to track performance in these areas. The Unilever Sustainable Living Plan benefits from the insights of the Unilever Sustainable Development Group, comprising five external specialists in corporate responsibility and sustainability, that guide and critique the development of our strategy.

Progress against the ambitions in the Sustainable Living Plan will be monitored by the Unilever Executive and Board and progress published annually.

Detailed operational policies and procedures ensure that quality and safety are built in to the design, manufacture and distribution of all of our products. Procedures are also in place to respond quickly to consumer safety and quality incidents including provision to initiate product recalls where necessary.

Operations
• Securing raw materials and key third-party services
• Maintaining safe, secure and operational production and distribution capability
• Maintaining a competitive cost structure
• Handling major incidents and crises

Our ability to make products is dependent on securing timely and cost-effective supplies of production materials, some of which are globally traded commodities. The price of commodities and other key materials, labour, warehousing and distribution fluctuates according to global economic conditions, which can have a significant impact on our product costs. We saw commodity prices rise during the second half of 2010 and this looks set to continue in 2011. If we are unable to increase prices to compensate for higher input costs, this could reduce our cash flow, profits and/or profit margins. If we increase prices more than our competitors, this could undermine our competitiveness and hence market shares.

Further, two-thirds of the raw materials that we buy come from agriculture. Changing weather patterns, water scarcity and unsustainable farming practices threaten the long-term viability of agricultural production. A reduction in agricultural production may limit our ability to manufacture products in the long term.

We are dependent on regional and global supply chains for the supply of raw materials and services and for the manufacture, distribution and delivery of our products. We may be unable to respond to adverse events occurring in any part of this supply chain such as changes in local legal and regulatory schemes, labour shortages and disruptions, environmental and industrial accidents, bankruptcy of a key supplier or failure to deliver supplies on time and in full, which could impact our ability to deliver orders to our customers. Any of the foregoing could adversely impact our cash flow, turnover, profits and/or profit margins and harm our reputation and our brands.

We have processes in place to monitor short- and long-term raw material demand forecasts. These are used to determine future production requirements and facilitate the forward-buying of traded commodities to reduce future volatility of commodity costs.

We have contingency plans to enable us to secure alternative key material supplies at short notice, to transfer/share production between manufacturing sites and to use substitute materials in our product formulations and recipes.

We have programmes of regular preventative maintenance for key lines and production sites. We have in place mandatory occupational health and safety policies to ensure the well-being and safety of our employees, including procedures for regular self-certification.

We regularly undertake value improvement programmes to identify cost/value opportunities in direct and indirect costs. We benchmark internal product and service costs against external providers and we regularly model our production, distribution and warehousing capability to optimise capacity utilisation and cost.

We routinely assess potential threats to our operations that could, if they materialise, give rise to a major incident or crisis. We review the appropriateness of our incident response, business continuity and disaster recovery plans taking into account external developments.

People and Talent
• Attracting, developing and retaining a skilled workforce to build and maintain a fit-for-purpose organisation

Attracting, developing and retaining talented employees is essential to the delivery of our strategy. If we fail to determine the appropriate mix of skills required to implement our strategy and subsequently fail to recruit or develop the right number of appropriately qualified people, or if there are high levels of staff turnover, this could adversely affect our ability to operate successfully, and hence grow our business and effectively compete in the marketplace.

Resource Committees have been established and implemented throughout our business. These committees have responsibility for identifying future skills and capability needs, defining career paths and professional training programmes, benchmarking the elements of reward structures, both short- and long-term, and identifying the key talent and leaders of the future. Regular internal surveys are conducted to gauge employee views and obtain feedback.

We have an integrated management development process which includes regular performance review, underpinned by a common set of 'Standards of Leadership' behaviours, skills and competency profiling, mentoring, coaching and training.

Legal and regulatory
• Complying with and anticipating new legal and regulatory requirements

Unilever is subject to local, regional and global rules, laws and regulations, covering such diverse areas as product safety, product claims, trademarks, copyright, patents, employee health and safety, the environment, corporate governance, listing and disclosure, employment and taxes. Important regulatory bodies in respect of our business include the European Commission and the US Food and Drug Administration. Failure to comply with laws and regulations could leave Unilever open to civil and/or criminal legal challenge and, if upheld, fines or imprisonment imposed on us or our employees. Further, our reputation could be significantly damaged by adverse publicity relating to such a breach of laws or regulations and such damage could extend beyond a single geography.

There is a Code Policy on legal consultation which sets out our commitment to complying with laws and regulations of the countries in which we operate and the specific activities and processes for which employees must seek the agreement of internal legal counsel in advance of making a commitment. In specialist areas the relevant teams at global, regional or local level are responsible for setting detailed standards and ensuring that all employees are aware and comply with regulations and laws specific and relevant to their roles. Internal competition law compliance procedures and training are reinforced and enhanced on an ongoing basis.

Integration of acquisitions, restructuring and change management
• M&A integration
• Delivering major restructuring projects effectively

Since 2009, Unilever has announced €4.6 billion of acquisitions and our global and regional restructuring programmes will continue in 2011. In the event that we are unable to successfully implement these changes in a timely manner or at all, or effectively manage third-party relationships and/or outsourced processes, we may not be able to realise some or all of the anticipated expense reductions. In addition, because some of the restructuring changes involve important functions, any disruption could harm the operations of our business, our reputation and/or relationship with our employees.

All M&A and significant global and regional restructuring projects are sponsored by a Unilever Executive member. Regular progress updates are provided to the Unilever Executive.

Sound project disciplines are used in all M&A and restructuring projects: clearly articulated project objectives, scope and deliverables; an approved and properly authorised business case updated over time as necessary; detailed and up-to-date project planning; resourcing by appropriately qualified personnel; an effective communication and change management plan; and proper closure, where learnings are captured and disseminated.

Other risks

Unilever is exposed to varying degrees of risk and uncertainty related to other factors including physical, environmental, political, social and terrorism risks within the environments in which we operate, failure to complete planned divestments, taxation risks, failure to resolve insurance matters within current estimates and changing priorities of our boards of directors. All these risks could materially affect the Group's business, our turnover, operating profits, net profits, net assets and liquidity. There may be risks which are unknown to Unilever or which are currently believed to be immaterial.

RELATED PARTY TRANSACTIONS

The following related party balances existed with associate or joint venture businesses at 31 December:

Related party balances	€ million 2010	€ million 2009
Trading and other balances due from joint ventures	233	231
Trading and other balances due from/(to) associates	-	5

Joint ventures

Sales by Unilever group companies to Unilever Jerónimo Martins and Pepsi Lipton International were €83 million and €12 million in 2010 (2009: €91 million and €14 million) respectively. Sales from Jerónimo Martins to Unilever group companies were €43 million in 2010 (2009: €46 million). Balances owed by/(to) Unilever Jerónimo Martins and Pepsi Lipton International at 31 December 2010 were €233 million and €0.3 million (2009: €230 million and €1 million) respectively.

Associates

Langholm Capital Partners invests in private European companies with above-average longer-term growth prospects. Since the Langholm I Fund was launched in 2002, Unilever has invested €83 million in Langholm I, with an outstanding commitment at the end of 2010 of €2.7 million. Unilever has received back a total of €127 million in cash from its investment in Langholm I.

Langholm Capital Partners II was launched in 2009, Unilever has invested €9 million in Langholm II, with an outstanding commitment at the end of 2010 of €66 million.

Physic Ventures is an early stage venture capital fund based in San Francisco, focusing on consumer-driven health, wellness and sustainable living. Unilever has invested €33 million in Physic Ventures since the launch of the fund in 2007. At 31 December 2010 the outstanding commitment with Physic Ventures was €35 million.

DIRECTORS' RESPONSIBILITY STATEMENT

Each of the Directors confirms that, to the best of his or her knowledge:

• The financial statements which have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board (in the case of the consolidated financial statements) and United Kingdom accounting standards (in the case of the PLC parent company accounts) and United Kingdom accounting standards and Part 9 of Book 2 of the Dutch Civil Code (in the case of the NV parent company accounts), give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and the NV and PLC entities taken as a whole.

• The Report of the Directors includes a fair review of the development and performance of the business and the position of the Group and the NV and the PLC entities taken as a whole, together with a description of the principal risks and uncertainties they face.

Name	Function
Michael Treschow Jeroen van der Veer Paul Polman Jean-Marc Huët Louise Fresco Ann Fudge Charles Golden Byron Grote Hixonia Nyasulu Sir Malcolm Rifkind Kees Storm Paul Walsh
Chairman
Vice-Chairman
Chief Executive Officer
Chief Financial Officer
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director

Exhibit 2:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 15 March 2011 that on 14 March 2011 the following awards were granted to Directors and PDMRs:

Unilever Bonus Share Matching Scheme

The following number of shares were purchased as part of the individual's annual bonus at 1835p per Unilever PLC Ordinary share of 3 1/9p each, and the following number of matching shares were awarded pursuant to the Unilever Share Matching Scheme:

	Purchased Shares	Matching Shares
Mr R J-M S Huët (Director)	5,047	5,047

Mr P G J M Polman (Director)	9,932	9,932

The above transactions were carried out in the UK.

Unilever Management Co-Investment Plan

The following number of shares were purchased as part of the individual's investment shares at 1835p per Unilever PLC Ordinary share of 3 1/9p each, and the following number of matching shares were awarded pursuant to the Unilever Management Co-Investment Plan:

	Purchased Shares	Matching Shares
Mr D A Baillie (PDMR)	8,489	8,489

Professor G Berger (PDMR)	5,128	5,128

Mr D Lewis (PDMR)	6,189	6,189

Mr H Manwani (PDMR)	10,120	10,120

Mr P-L Sigismondi (PDMR)	5,182	5,182

Mr K F Weed (PDMR)	7,169	7,169

Mr J Zijderveld (PDMR)	8,760	8,760

The above transactions were carried out in the UK.

The following number of shares were purchased as part of the individual's investment shares at US$29.67 per Unilever PLC American Depositary Receipt (PLC ADR) each representing 1 Ordinary 3 1/9 pence share, and the following number of matching shares were awarded pursuant to the Unilever Management Co-Investment Plan:

	Purchased Shares	Matching Shares
Mr M B Polk (PDMR)	12,015	12,015

The above transactions were carried out in the USA.

Unilever Global Share Incentive Plan 2007

The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007:

Mr D A Baillie (PDMR)	18,005

Professor G Berger (PDMR)	15,113

Mr R J-M S Huët (Director)	32,665

Mr D Lewis (PDMR)	12,819

Mr H Manwani (PDMR)	15,518

Mr P G J M Polman (Director)	47,173

Mr P-L Sigismondi (PDMR)	16,024

Mr K F Weed (PDMR)	12,819

Mr J Zijderveld (PDMR)	10,150

The above transactions were carried out in the UK.

Unilever North America 2002 Omnibus Equity Plan

The following number of Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share were awarded with conditional rights pursuant to the Unilever North America 2002 Omnibus Equity Plan:

Mr M B Polk (PDMR)	46,722

The above transaction was carried out in the USA.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:
HOLLY SCOTT - +44(0)207 822 5927

 Name of authorised official of issuer responsible for making notification:
TONIA LOVELL - GROUP SECRETARY

16 March 2011

Exhibit 3:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 17 March 2011 that on 16 March 2011 dividend equivalents earned on the Unilever Global Share Incentive Plan 2007, the Unilever North America 2002 Omnibus Equity Compensation Plan, the Unilever
Before-Tax Share Bonus Program, and the Unilever Share Matching Scheme shares were reinvested as additional shares based on the London Stock Exchange closing price of £17.96 or the New York Stock Exchange closing price of US$28.65 (as appropriate) on 16 March 2011.

Unilever Global Share Incentive Plan 2007 (GSIP)

Dividend equivalents earned on GSIP conditional target shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP target shares. The dividend equivalents were reinvested as follows:

Mr D A Baillie (PDMR) - 197 Ordinary 3 1/9 pence shares

Professor G Berger (PDMR) - 160 Ordinary 3 1/9 pence shares

Mr J-M Huët (Director) - 350 Ordinary 3 1/9 pence shares

Mr D Lewis (PDMR) - 200 Ordinary 3 1/9 pence shares

Mr H Manwani (PDMR) - 165 Ordinary 3 1/9 pence shares

Mr P G J M Polman (Director) - 500 Ordinary 3 1/9 pence shares

Mr P L Sigismondi (PDMR) - 126 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 200 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 115 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

 Unilever North America 2002 Omnibus Equity Compensation Plan

Dividend equivalents earned on North America 2002 Omnibus Equity Compensation Plan conditional target shares were reinvested as additional North America 2002 Omnibus Equity Compensation Plan conditional shares, which will be subject to the same performance conditions as the underlying North America 2002 Omnibus Equity Compensation Plan target shares. The dividend equivalents were reinvested as follows:

Mr M B Polk (PDMR) - 416 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transactions were carried out in the USA.

 Unilever Before-Tax Share Bonus Program

Dividend equivalents earned on shares in the Share Bonus Program were reinvested and will be distributed in July of the calendar year after retirement or termination. There are no performance conditions associated with receiving these dividends. The dividend equivalents were reinvested as follows:

Mr M B Polk (PDMR)

- Plan Year 2004: 10 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

- Plan Year 2005: 26 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

- Plan Year 2006: 16 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transaction was carried out in the USA.

Unilever Share Matching Scheme

Dividend equivalents were earned on shares purchased as part of the individuals' annual bonuses awarded in 2008 and 2009 pursuant to the Unilever Share Matching Scheme.
The dividend equivalents were reinvested as follows:

Mr D Lewis (PDMR)

- Plan Year 2008: 15 Ordinary 3 1/9 pence shares

- Plan Year 2009: 11 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR)

- Plan Year 2008: 18 Ordinary 3 1/9 pence shares

- Plan Year 2009: 24 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR)

- Plan Year 2009: 25 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

 Reinvestment of dividend on purchased shares

Dividends were earned on shares beneficially owned, and reinvested as follows:

Mr D Lewis (PDMR) - 197 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 112 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 355 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:
HOLLY SCOTT - +44(0)207 822 5927

Name of authorised official of issuer responsible for making notification:
TONIA LOVELL - GROUP SECRETARY

18 March 2011

Exhibit 4:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 21 March 2011 that on 18 March 2011 the first 1/3 of restricted stock award vested:

Unilever Global Share Incentive Plan 2007 (GSIP)

Mr R J-M S Huët (Director) - received 10,722 Unilever PLC Ordinary shares of 3 1/9p each after 11,161 were sold to meet tax liabilities at a price of 1820p per share.
The above transaction was carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:
HOLLY SCOTT - +44(0)207 822 5927

Name of authorised official of issuer responsible for making notification:
TONIA LOVELL - GROUP SECRETARY

21 March 2011

Exhibit 5:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 22 March 2011 that on 18 March 2011 the following award was granted:

Unilever Global Share Incentive Plan 2007 (GSIP)

The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007:

Mr D Lewis (PDMR) - 2,306

The above transaction was carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:
HOLLY SCOTT - +44(0)207 822 5927

Name of authorised official of issuer responsible for making notification:
TONIA LOVELL - GROUP SECRETARY

22 March 2011

Exhibit 6:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
Unilever PLC was notified on 23 March 2011 that on 19 March 2011 the following awards granted to PDMRs have vested pursuant to the Unilever Global Share Incentive Plan 2007:

Unilever Global Share Incentive Plan 2007 (GSIP)

The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded in March 2009 with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007:

Mr D A Baillie (PDMR) received 7,475 Unilever PLC Ordinary shares of 3 1/9p each after 7,988 were sold to meet tax liabilities at a price of 1839p per share.

Mr H Manwani (PDMR) received 8,390 Unilever PLC Ordinary shares of 3 1/9p each after 718 were sold to meet tax liabilities at a price of 1839p per share.

The above transactions were carried out in the UK.  Unilever PLC was notified on 23 March 2011 that on 20 March 2011 the following awards granted to PDMRs in March 2008 have vested pursuant to the Unilever Global Share Incentive Plan 2007 and Unilever Share Matching Scheme:

Unilever Global Share Incentive Plan 2007 (GSIP)

The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded in March 2008 with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007:

Mr D A Baillie (PDMR) received 5,709 Unilever PLC Ordinary shares of 3 1/9p each after 6,072 were sold to meet tax liabilities at a price of 1839p per share.

Mr D Lewis (PDMR) received 4,581 Unilever PLC Ordinary shares of 3 1/9p each after 4,770 were sold to meet tax liabilities at a price of 1839p per share.

Mr H Manwani (PDMR) received 14,315 Unilever PLC Ordinary shares of 3 1/9p each after 1,932 were sold to meet tax liabilities at a price of 1839p per share.

Mr K F Weed (PDMR) received 5,653 Unilever PLC Ordinary shares of 3 1/9p each after 5,886 were sold to meet tax liabilities at a price of 1839p per share.

Mr J Zijderveld (PDMR) received 8,421 Unilever PLC Ordinary shares of 3 1/9p each.

The above transactions were carried out in the UK.

Mr M B Polk (PDMR) received 8,590 Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share after 7,423 were withheld to meet tax liabilities at a price of US$29.95 per share.
The above transactions were carried out in the USA.

Unilever Share Matching Scheme

The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded in March 2008 with conditional rights pursuant to the Unilever Share Matching Scheme have vested:

Mr D A Baillie (PDMR) received 2,646 matching Unilever PLC Ordinary shares of 3 1/9p each.

Mr H Manwani (PDMR) received 3,604 matching Unilever PLC Ordinary shares of 3 1/9p each after 902 were sold to meet tax liabilities at a price of 1839p per share.

Mr D Lewis (PDMR) received 852 matching Unilever PLC Ordinary shares of 3 1/9p each which include reinvested dividends, after 702 were sold to meet tax liabilities at a price of 1839p per share.

Mr K F Weed (PDMR) received 1,012 matching Unilever PLC Ordinary shares of 3 1/9p each which include reinvested dividends, after 834 were sold to meet tax liabilities at a price of 1839p per share.

The above transactions were carried out in the UK.

Unilever PLC was notified on 23 March 2011 that on 20 March 2011 the following award granted in March 2008 was distributed, following its vesting on 31 December 2010, pursuant to the Unilever North America 2002 Omnibus Equity Compensation Plan:

Unilever North America 2002 Omnibus Equity Compensation Plan

The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded in March 2008 with conditional rights pursuant to the Unilever North America 2002 Omnibus Equity Compensation Plan:

Mr M B Polk (PDMR) received 19,008 Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share after 16,422 were withheld to meet tax liabilities at a price of US$29.95 per share.
The above transactions were carried out in the USA.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:
HOLLY SCOTT - +44(0)207 822 5927

Name of authorised official of issuer responsible for making notification:
TONIA LOVELL - GROUP SECRETARY

24 March 2011

Exhibit 7:

UNILEVER RENMINBI 300M BOND ISSUE

London & Rotterdam - March 28, 2011.  Unilever announced today the issuance of its first ever Renminbi (Rmb)-denominated bond. The Rmb 300,000,000 1.15 per cent Fixed Rate Notes due 31st March 2014 (the "Notes") are issued by Unilever N.V. and guaranteed by Unilever PLC and Unilever United States, Inc.

Unilever's Renminbi bond is the first issued by a European multinational and the first by a company in the FMCG sector. The Notes, issued in Hong Kong for institutional investors, have an approximate equivalent value of US$45m/€33m.

Graeme Pitkethly, Unilever's Group Treasurer, explains: "We have clearly defined ambitions in Unilever. This bond brings a new source of high quality funding to fuel those growth plans by increasing our investment in China. We are delighted with the terms of the financing."

Unilever has a well-established presence in China, serving Chinese consumers with its international brand portfolio as well as with local brands. In order to further its long-term commitment to China, in 2000 Unilever initiated a new strategic blueprint for its operations, which included the development of one of its largest manufacturing sites for home care, personal care, and tea products in Hefei, which exports products to 14 countries. In 2009 Unilever extended its presence further when it opened one of its global research and development centres in Shanghai.

The following Final Terms for the Notes are available for viewing: Final Terms dated 28th March 2011 relating to the Information Memorandum dated 6th May 2010 and Supplemental Information Memorandum dated 28th March 2011 for the US$15,000,000,000 Debt Issuance Programme with Unilever N.V., Unilever PLC and Unilever Japan K.K. as issuers.

To view the full document, please paste the following URL into the address bar of your browser:
http://www.rns-pdf.londonstockexchange.com/rns/7349D_-2011-3-28.pdf

Ends
About Unilever

Unilever works to create a better future every day.  We help people feel good, look good and get more out of life with brands and services that are good for them and good for others.

Unilever is one of the world's leading suppliers of fast moving consumer goods with strong operations in more than 100 countries and sales in 180. We have around 167,000 employees, and generated annual sales of €
44.3 billion in 2010

. Consumers use our products over two billion times a day; 170bn Unilever packs are sold around the world every year. Our portfolio includes some of the world's best known and most loved brands including twelve €1 billion brands, and global leadership in most categories in which we operate.  The portfolio features iconic brands such as: Knorr, Hellmann's, Lipton, Dove, Vaseline, Persil, Cif, Marmite and Pot Noodle.

For more information about Unilever and its brands, please visit www.unilever.com

Exhibit 8:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 25 March 2011 of the following transactions by Mr M B Polk (PDMR)
which took place on 23 March 2011:

- Exercise of 22,545 options granted March 2004 under the Unilever PLC ADR Executive Share Option Scheme at an option price of US$21.42 per Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share. Mr Polk subsequently sold 22,545 Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence at a price of US$29.7220 per share.

- Sale of 20,000 Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share at a price of US$29.70 per share.

The above transactions were carried out in the USA.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:
HOLLY SCOTT - +44(0)207 822 5927

Name of authorised official of issuer responsible for making notification:
TONIA LOVELL - COMPANY SECRETARY

28 March 2011

Exhibit 9:

Unilever PLC

Annual Information Update

FOR THE 12 MONTHS TO 30 MARCH 2011

In accordance with Prospectus Rule 5.2, the following information and documents were published, or made available to the public in compliance with relevant laws and regulations since its last information update on 31 March 2010.

This annual information update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom (Prospectus Rule 5.2) and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains.  This information is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future.  Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction.  This annual information update does not constitute an offer of any securities addressed to any person and should not be relied on by any person.

1.      ANNOUNCEMENTS MADE VIA A REGULATORY INFORMATION SERVICE (LONDON STOCK EXCHANGE)

Description of the nature of the Information	Place of Filing	Where information can be obtained	Date of Publication
Director/PDMR Shareholding	London	RNS	28 March 2011
Unilever issues its first-ever Renminbi Bond	London	RNS	28 March 2011
Director/PDMR Shareholding	London	RNS	24 March 2011
Unilever sells Sanex and acquires laundry business	London	RNS	23 March 2011
Director/PDMR Shareholding	London	RNS	22 March 2011
Director/PDMR Shareholding	London	RNS	21 March 2011
Director/PDMR Shareholding	London	RNS	18 March 2011
Director/PDMR Shareholding	London	RNS	16 March 2011
Annual Financial Report	London	RNS	4 March 2011
UNILEVER BOARD CHANGE	London	RNS	1 March 2011
Director/PDMR Shareholding	London	RNS	11 February 2011
2010 FULL YEAR AND FOURTH QUARTER RESULTS	London	RNS	3 February 2011
ALBERTO CULVER SHAREHOLDER APPROVAL	London	RNS	20 December 2010
Director/PDMR Shareholding	London	RNS	16 December 2010
UNILEVER BOARD CHANGE	London	RNS	9 December 2010
UNILEVER COMPLETES SARA LEE ACQUISITION	London	RNS	6 December 2010
Unilever move to Quarterly Trading Statements 2011	London	RNS	26 November 2010
Director/PDMR Shareholding	London	RNS	22 November 2010
UNILEVER FURTHER STRENGTHENS HOME & PERSONAL CARE	London	RNS	17 November 2010
Director/PDMR Shareholding	London	RNS	9 November 2010
Director/PDMR Shareholding	London	RNS	8 November 2010
3rd Quarter Results	London	RNS	4 November 2010
Director/PDMR Shareholding	London	RNS	1 October 2010
UNILEVER TO ACQUIRE ALBERTO CULVER	London	RNS	27 September 2010
Director/PDMR Shareholding	London	RNS	17 September 2010
Director/PDMR Shareholding	London	RNS	13 August 2010
Director/PDMR Shareholding	London	RNS	11 August 2010
Director/PDMR Shareholding	London	RNS	10 August 2010
2nd Quarter Results 2010	London	RNS	5 August 2010
Notice of Results	London	RNS	22 July 2010
UNILEVER SELLS ITALIAN FROZEN FOOD BUSINESS	London	RNS	19 July 2010
Director/PDMR Shareholding	London	RNS
Director/PDMR Shareholding	London	RNS	30 June 2010
Director/PDMR Shareholding	London	RNS	21 June 2010
Director/PDMR Shareholding	London	RNS	18 June 2010
Director/PDMR Shareholding	London	RNS	26 May 2010
Director Declaration	London	RNS	14 May 2010
Result of AGM	London	RNS	12 May 2010
Unilever N.V. Preference Shares	London	RNS	10 May 2010
Publication of Prospectus	London	RNS	6 May 2010
1st Quarter Results	London	RNS	29 April 2010
Notice of Results	London	RNS	15 April 2010
Annual Information Update	London	RNS	31 March 2010
Details of all regulatory announcements can be found in full on the London Stock Exchange website at:
www.londonstockexchange.com

2.      DOCUMENTS FILED AT COMPANIES HOUSE

Description of the Nature of the Information	Place of Filing	Where information can be obtained	Date of Publication
Alteration to Memorandum and Articles	London	Companies House	15 October 2010
Secretary Appointed - Tonia Erica Lovell	London	Companies House	14 July 2010
Appointment Terminated - Secretary, Stephen Williams	London	Companies House	14 July 2010
Return made up to 16 May 2010; full list of members	London	Companies House	17 June 2010
Group of Companies' Accounts made up to 31 December 2009	London	Companies House	2 June 2010
Director Appointed - Malcolm Rifkind	London	Companies House	26 May 2010
Director Appointed - Raoul Jean-Marc Sidney Huet	London	Companies House	26 May 2010
Appointment Terminated - Director Narayana Murthy	London	Companies House	26 May 2010
Resolution: Alteration to Memorandum and Articles - Authority: purchase shares other than from capital	London	Companies House	26 May 2010
Resolution: Authorised allotment of shares and debentures - Statement of Company's Objects	London	Companies House	26 May 2010
Appointment Terminated - Wim Dik	London	Companies House	26 May 2010
Appointment Terminated - Leon Brittan of Spennithorne	London	Companies House	26 May 2010

Copies of these documents can be found on the Companies House Direct website at:
www.direct.companieshouse.gov.uk
or by contacting Companies House, Crown Way, Maindy, Cardiff CF14 3UZ.

3. DOCUMENTS PUBLISHED OR SENT TO SHAREHOLDERS OR FILED WITH THE HEMSCOTT NATIONAL STORAGE MECHANISM

Date	Description
30 March 2011	Unilever PLC Chairman's Letter and Notice of Meeting 2011
4 March 2011	Unilever Annual Report and Accounts 2010 Unilever Annual Report on Form 20-F 2010
Documents submitted to the Hemscot National Storage Mechanism can be viewed at:
http://www.hemscott.com/nsm.do

4.      DOCUMENTS LODGED WITH THE SECURITIES AND EXCHANGE COMMISSION
Unilever PLC is listed on the New York Stock Exchange and has submitted filings to the US Securities and Exchange Commission ("SEC").

Format	Description	Date

6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	30 March 2011
Acc-no: 0000950123-11-021976 (34 Act) Size: 11 MB
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	25 March 2011
Acc-no: 0001191638-11-000260 (34 Act) Size: 29 KB
20-F	Annual and transition report of foreign private issuers [Sections 13 or 15(d)]	4 March 2011
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	4 March 2011
Acc-no: 0000950123-11-021976 (34 Act) Size: 11 MB
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	1 March 2011
Acc-no: 0001191638-11-000260 (34 Act) Size: 29 KB
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	1 March 2011
Acc-no: 0001191638-11-000251 (34 Act) Size: 33 KB
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	4 February 2011
Acc-no: 0000950123-11-009030 (34 Act) Size: 453 KB
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	3 February 2011
Acc-no: 0001191638-11-000112 (34 Act) Size: 586 KB
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	4 January 2011
Acc-no: 0001191638-11-000007 (34 Act) Size: 44 KB
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	20 December 2010
Acc-no: 0001191638-10-001452 (34 Act) Size: 30 KB
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	9 December 2010
Acc-no: 0001191638-10-001422 (34 Act) Size: 37 KB
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	6 December 2010
Acc-no: 0001191638-10-001412 (34 Act) Size: 30 KB
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	1 December 2010
Acc-no: 0001191638-10-001400 (34 Act) Size: 54 KB
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	17 November 2010
Acc-no: 0001191638-10-001347 (34 Act) Size: 33 KB
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	5 November 2010
Acc-no: 0000950123-10-101482 (34 Act) Size: 969 KB
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	4 November 2010
Acc-no: 0001191638-10-001283 (34 Act) Size: 594 KB
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2 November 2010
Acc-no: 0001191638-10-001272 (34 Act) Size: 29 KB
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	4 October 2010
Acc-no: 0001191638-10-001182 (34 Act) Size: 49 KB
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	27 September 2010
Acc-no: 0001191638-10-001147 (34 Act) Size: 43 KB
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	1 September 2010
Acc-no: 0001191638-10-001055 (34 Act) Size: 41 KB
6-K/A	[Amend] Report of foreign issuer [Rules 13a-16 and 15d-16]	6 August 2010
Acc-no: 0001191638-10-000943 (34 Act) Size: 7 MB
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	5 August 2010
Acc-no: 0001191638-10-000936 (34 Act) Size: 2 MB
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2 August 2010
Acc-no: 0001191638-10-000912 (34 Act) Size: 65 KB
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	1 July 2010
Acc-no: 0001191638-10-000789 (34 Act) Size: 103 KB
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	1 July 2010
Acc-no: 0001191638-10-000788 (34 Act) Size: 342 KB
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2 June 2010
Acc-no: 0001191638-10-000696 (34 Act) Size: 342 KB
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	4 May 2010
Acc-no: 0001191638-10-000536 (34 Act) Size: 37 KB
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	29 April 2010
Acc-no: 0001191638-10-000512 (34 Act) Size: 829 KB
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	1 April 2010
Acc-no: 0001191638-10-000386 (34 Act) Size: 581 KB
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	31 March 2010
Acc-no: 0000950123-10-030606 (34 Act) Size: 3 MB

5.         FURTHER INFORMATION

For more information about Unilever and its brands, please visit
www.unilever.com

A copy of this Annual Information Update and copies of the documents referred to in it can be obtained from the Senior Assistant Secretary at the following address:

Senior Assistant Secretary
Corporate Secretaries Department
Unilever PLC
Unilever House
100 Victoria Embankment
London EC4Y 0DY

31 March 2011

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2010. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.